  EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of 1606 Corp. (a segment of SinglePoint, Inc.) (the “Company”) on Form S-1 of our report dated August 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of 1606 Corp. as December 31, 2020 and 2019 and for the year ended December 31, 2020, and for the period from October 30, 2019 (inception) to December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement.  We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Turner, Stone & Company, L.L.P.

Turner, Stone & Company, L.L.P.

Dallas, Texas

August 18, 2021